Exhibit 99.1

October 17, 2024

Burford Capital Announces Certain Information in Connection with its 2025 Annual General Meeting

Burford Capital Limited (“Burford” or the “Company”), the leading global finance and asset management firm focused on law, today announces certain information in connection with its 2025 annual general meeting (the “2025 AGM”). As previously disclosed in a report on Form 6-K furnished to the US Securities and Exchange Commission (the “SEC”) on August 5, 2024, the Company has determined that, effective as of January 1, 2025, it will no longer qualify as a “foreign private issuer”, as defined under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be considered a US domestic issuer. The Company expects to hold the 2025 AGM in May 2025. The 2025 AGM will be held at a date, time and location to be specified in the Company’s proxy statement related to the 2025 AGM for which the Company expects to utilize and rely on the notice-and-access method of delivering meeting materials, soliciting proxies and receiving voting instructions from shareholders adopted by the SEC. Because the 2025 AGM will be the Company’s first annual general meeting as a US domestic issuer, the Company is providing the following due dates for the submission of qualified shareholder proposals or qualified shareholder nominations, as applicable, in this announcement.

Shareholder Proposals Under Rule 14a-8

The deadline for submitting a shareholder proposal for inclusion in the Company’s proxy materials for the 2025 AGM pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”) is December 13, 2024, which the Company considers a reasonable time before it begins to print and mail proxy materials. For a shareholder proposal to be considered in accordance with Rule 14a-8, it must be received by the secretary of the Company at the Company’s registered office at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP by such date and must comply with all other procedures and requirements set forth in Rule 14a-8.

Director Nominations and Other Shareholder Proposals

In accordance with the advance notice requirements set forth in the Company’s articles of incorporation (the “Articles”), for director nominations or other business to be brought before the 2025 AGM by a shareholder, other than proposals under Rule 14a-8 described above, written notice to the secretary of the Company must be received at the Company’s registered office at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP between the close of business on January 15, 2025 and the close of business on February 14, 2025. However, if the 2025 AGM is held earlier than April 15, 2025 or later than July 14, 2025, a shareholder’s notice must be received not earlier than the close of business on the hundred-and-twentieth (120th) day prior to the date of the 2025 AGM and not later than the close of business on the later of the ninetieth (90th) day prior to the date of the 2025 AGM or, if the first public announcement of the date of such annual meeting is less than one-hundred (100) days prior to the date of the 2025 AGM, the tenth (10th) day following the day on which public announcement of the date of the 2025 AGM is first made by the Company. Furthermore, such shareholder notices must comply with the additional requirements set forth in the Articles and will not be effective otherwise.

In addition to satisfying the requirements under the Articles, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company’s director nominees must provide notice by the same deadline as disclosed above under the advance notice requirements of the Articles and must include the information required by the Articles and Rule 14a-19 under the Exchange Act.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations - email	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations - email	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 212 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.